UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form SD

Specialized Disclosure Report

Vermilion Energy Inc.

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(Exact name of registrant as specified in its charter)

Alberta	No. 001-35829	N/A

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3500, 520 - 3rd Avenue S.W.

Calgary, Alberta T2P 0R3 Canada

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(Address of principal executive office and zip/postal code)

Quinn Corrigall

Financial Controller

(403) 476-8126

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(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024
☑	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended 2024.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.02 Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 Exhibit

Not applicable.

SECTION 2 - RESOURCE EXTRACTION ISSUED DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Vermilion Energy Inc. (the “Company”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision of ltem 2.01 and providing its ESTMA report for the year ended December 31, 2024 to satisfy the requirements of Item 2.01. The Company’s ESTMA report is available on the Company’s website at https://www.vermilionenergy.com/wp-content/uploads/2025/05/2024-Consolidated-ESTMA-Report.pdf or on the Government of Canada’s website at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive-sector-transparency-measures-act/links-estma-reports/18198. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 - EXHIBITS

Item 3.01 Exhibits

The following exhibits are filed as part of this report:

Exhibits	Description
2.01	Extractive Sector Transparency Measures Act - Annual Report for the year ended December 31, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VERMILION ENERGY INC (the Registrant)

Date: May 12, 2025	By:	/s/ Lars Glemser
Lars Glemser
Vice President and Chief Financial Officer